[SAFECO logo]                                SAFECO Life Insurance Company
                                              P.O. Box 34690
                                              Seattle, WA 98124-1690


                                   ENDORSEMENT
                          Enhanced Fixed Account Option


This Endorsement forms a part of the Contract to which it is attached. In the case of a conflict with any provision in the Contract, the terms of this Endorsement will control. This Endorsement is effective upon issuance to the Owner.


Under "INVESTMENT OPTIONS - FIXED ACCOUNT OPTIONS", "Enhanced Fixed Account Option" is added to the Contract:

       Each Purchase Payment allocated to the Enhanced Fixed Account Option will be credited with the interest rate established for the date that we receive the Purchase Payment. This rate will apply to the Purchase Payment for an initial period of at least 12 months from the date we receive it.

       We can adjust the interest rate after the completion of that initial period. The adjusted rate will apply to that Purchase Payment and its credited interest for at least 12 months, when the rate can again be adjusted. From then on, we cannot adjust the interest rate more often than every 12 months.

       Different interest rates may apply to each of your Purchase Payments depending on the interest rate established for the date that we received the Purchase Payment and any subsequent rate adjustments.

       For the purpose of crediting interest, when you take a withdrawal from the Enhanced Fixed Account Option, the Purchase Payment you last made, and the interest credited to it, is considered to be withdrawn first. If you make a withdrawal while a distribution charge applies, your withdrawal may be less than your Purchase Payment(s).

Under "INVESTMENT OPTIONS", "TRANSFERS" is amended to read as follows:

       During the Accumulation Phase, you can transfer money between investment options. (For purposes of these transfer provisions, "investment options" does not include the Dollar Cost Averaging Fixed Account Option.) In each Contract Year you can make 12 transfers free of charge. Each additional transfer in a Contract Year may have a transfer charge, as shown on the contract data page.

       The minimum amount you can transfer out of an investment option at one time is:

     o $500, or the entire value if less, for transfers from any Portfolio or Guaranteed Period under the Guaranteed Interest Period Fixed Account Option. You must transfer the entire amount if, after a transfer, the remaining balance would be less than $500.

     o $500, or the available transfer amount if less, for transfers from the Enhanced Fixed Account Option. The available transfer amount is 15% of the Enhanced Fixed Account Option value per Contract Year. The available transfer amount is reduced by previous transfers or withdrawals made in the Contract Year.




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       The minimum amount you can transfer into an investment option is:

     o    $50 for  transfers  into any  Portfolio or the Enhanced  Fixed Account
          Option.

     o $1,000 for transfers into any new Guaranteed Period under the Guaranteed Interest Period Fixed Account Option.

       We reserve the right to reject any transfer request from any person if, in our judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected. We reserve the right to modify, suspend, or terminate transfer privileges at any time.

Under "CHARGES", "DISTRIBUTION CHARGE" is added to the Contract:

       A distribution charge may be assessed on a withdrawal from the Enhanced Fixed Account Option if the withdrawal, together with prior withdrawals and transfers during the Contract Year, exceed 15% of the value of the Enhanced Fixed Account Option. The distribution charge is stated as a percentage of the amount withdrawn:

        Contract Year                                Distribution Charge
      ------------------------------              -----------------------------
              1                                     5% of amount withdrawn
              2                                     5% of amount withdrawn
              3                                     5% of amount withdrawn
              4                                     5% of amount withdrawn
              5                                     5% of amount withdrawn
              6                                     4% of amount withdrawn
              7                                     3% of amount withdrawn
              8                                     2% of amount withdrawn
           After 8                                  0% of amount withdrawn

       The distribution charge will be deducted from the amount withdrawn, unless you tell us otherwise.

       The determination of whether more than 15% of the Enhanced Fixed Account Option value has been withdrawn or transferred is made at the time of withdrawal or transfer. If you take more than one withdrawal and/or transfer in a Contract Year, the previous withdrawals and transfers in the Contract Year are added to the current value in the Enhanced Fixed Account Option to determine whether more than 15% of the value has been withdrawn or transferred in that Contract Year.

       Distribution charges will not be assessed on the following:

     o repetitive withdrawals, if the withdrawals are equal or substantially equal and are expected to deplete the contract value over your life expectancy or the joint life expectancy of you and your Beneficiary. However, if you take additional withdrawals or otherwise modify or stop the repetitive withdrawals, the repetitive withdrawals taken during the Contract Year will be included when determining whether more than 15% of the Enhanced Fixed Account Option value has been withdrawn;

     o    annuity payments;

     o    withdrawals taken on account of your death; and

     o withdrawals taken after you have been confined to a hospital or nursing home for 60 consecutive days if:

          o    the confinement begins after the contract date; and

          o    the withdrawal is taken:

               o    during confinement; or

               o    within 60 days after confinement ends.

          We may require proof of confinement.



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              Hospital may be defined in one of two ways. It may mean a lawfully operated institution that is licensed as a hospital by the Joint Commission of Accreditation of Hospitals. Or it may mean a lawfully operated institution that provides in-patient treatment under the direction of a staff of physicians and has 24-hour per day nursing services.

              Nursing home is defined as a facility licensed by the state that provides convalescent or chronic care for in-patients who, by reason of illness or infirmity, are unable to properly care for themselves.

Under "CHARGES", "TRANSFER CHARGE" is amended to read as follows:

       The transfer charge, shown on the contract data page, is deducted from your Contract for each transfer after the 12th transfer in a Contract Year.

       Scheduled transfers authorized by us as part of an investment strategy such as Dollar Cost Averaging, Appreciation or Interest Sweep, or Portfolio Rebalancing do not count against your 12 free transfers, provided those transfers continue for at least 6 months.

Under "WITHDRAWAL PROVISIONS", "WITHDRAWALS" is amended to read as follows:

       At or before the commencement of annuity payments, you may withdraw part or all of your contract value. Each withdrawal must be at least $250, or the contract value if less. You must withdraw the entire amount out of an investment option if, after a withdrawal, the remaining balance in the investment option would be less than $500. Withdrawals are not allowed from the Dollar Cost Averaging Fixed Account Option except upon surrender of the Contract.

       To take withdrawals, you must send a written request to our Home Office. If you take a partial withdrawal, you must tell us from which investment option we are to take the withdrawal, and we will not process the withdrawal until we receive those instructions. Once we receive your valid instructions, withdrawals from the Portfolios will be effective as of the next close of the NYSE.

       There may be a distribution charge and a withdrawal charge. If you move money out before the end of a Guaranteed Period under the Guaranteed Interest Period Fixed Account Option, an MVA will apply.

Under "ANNUITY PAYMENT PROVISIONS - ANNUITY PAYMENTS", "Payments Based on a Number of Years" is amended to read as follows:

       The payee receives annuity payments based on a number of years as selected by you and agreed to by us. You may select monthly, quarterly, or annual annuity payments. Each annuity payment reduces the number of Accumulation Units and/or the value of the Fixed Account Options in the Contract. Each annuity payment made from the Guaranteed Interest Period Fixed Account Option may be subject to an MVA. Annuity payments continue until the entire value in the Portfolios and/or the Fixed Account Options has been paid out. You can stop these annuity payments and receive a lump sum equal to the remaining contract value less any distribution charge and plus or minus any MVA if applicable. This option does not promise to make payments for the Annuitant's life. If the Owner dies before all annuity payments have been made, there will be a death benefit payable in accordance with the "DEATH OF OWNER On or After the Annuity Date" provision.




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All other terms and conditions remain unchanged.


                                           SAFECO LIFE INSURANCE COMPANY
                                           /s/ C.B. Mead
                                           C.B. Mead
                                           Sr. Vice President and Secretary